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                                                 Filed by Veeco Instruments Inc.
                           Filed pursuant to Rules 165 and 425 promulgated under
                        the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities
                                               Exchange Act of 1934, as amended.
                                         Subject Company: Veeco Instruments Inc.
                                                    Commission File No.: 0-16244

                                       On July 12th, 2002, Veeco and FEI jointly issued the following joint press release.

     [LOGO APPEARS HERE]                      [LOGO APPEARS HERE]
            VEECO                                 FEI COMPANY
--------------------------------------------------------------------------------
Veeco Instruments Inc., 100 Sunnyside Blvd., Woodbury, NY 11797 Tel. 516-677-0200 FAX 516-677-0380 FEI Company , 7451 NW Evergreen Parkway, Hillsboro, Oregon, 97124 Tel: 503-640-7500 Fax: 503-640-7509


                              FOR IMMEDIATE RELEASE

ALL FINANCIAL MEDIA: DARREN BRANDT,        FEI COMPANY FINANCIAL CONTACT:
SLOANE PR, 212-446-1861 VEECO FINANCIAL    CECILIA WILKINSON, PONDELWILKINSON
CONTACT: DEBRA WASSER, VP OF IR & CORP.    MS&L 310-207-9300
COMMUNICATIONS, 516-677-0200, X1472        FEI COMPANY TRADE CONTACT: DAN ZENKA,
VEECO TRADE CONTACT: FRAN BRENNEN,         CORPORATE COMMUNICATIONS MANAGER,
DIRECTOR OF MARKETING COMMUNICATIONS,      503-640-7500
516-677-0200 X1222


                  VEECO INSTRUMENTS AND FEI COMPANY ANNOUNCE
                    SIGNING OF DEFINITIVE MERGER AGREEMENT

      - CREATES THE 3RD LARGEST U.S. METROLOGY COMPANY AND THE LEADER IN THE FASTEST GROWING 3D METROLOGY SEGMENT
      - COMBINES COMPLEMENTARY TECHNOLOGIES SERVING SIMILAR MARKETS WITH NO OVERLAPPING PRODUCTS, CREATING MARKET EXPANSION OPPORTUNITIES
      -     IMPROVES PROFITABILITY THROUGH EXPANDED GROSS MARGINS AND COST
            SYNERGIES
      -     JOINS COMPANIES WITH STRONG REVENUE AND PROFIT GROWTH TRACK RECORD

WOODBURY, NY AND HILLSBORO, OR/JULY 12, 2002--Veeco Instruments Inc. (Nasdaq:VECO) and FEI Company (Nasdaq: FEIC) today announced the signing of a definitive merger agreement to combine the companies into a world leader in 3D metrology and process equipment. FEI will become a wholly owned subsidiary of Veeco, and Veeco will be renamed Veeco FEI Inc. The company will continue to trade on the Nasdaq market under the ticker symbol VECO.

Pursuant to the agreement, unanimously approved by the Boards of Directors of both companies, FEI stockholders will receive 1.355 shares of Veeco common stock for each share of FEI they own. Based upon FEI's approximately 32 million diluted shares outstanding, the FEI stockholders will receive approximately 44 million Veeco FEI shares with a current value of approximately $1 billion. The merger, which will be accounted for using the purchase method, is intended to be tax-free to FEI stockholders, and is expected to close during the fourth quarter of 2002 following approval of each company's stockholders, certain regulatory approvals and other customary closing conditions.


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VEECO FEI MERGER AGREEMENT
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The transaction is expected to be accretive to Veeco's current 2003 analyst consensus estimates on a pro-forma basis. The transaction is expected to be dilutive to Veeco on a GAAP basis when including the expected impact of purchase accounting on amortization expense, in-process R&D write-off, inventory capitalization and SAB 101 deferred revenue recognition. Veeco FEI management will provide further information on the expected impact of purchase accounting on the combined company's financial statements upon completion of the merger. Veeco and FEI managements currently anticipate operating synergies of approximately $8-10 million on an annualized basis resulting from integration of the companies' sales and support networks, supplier management, and manufacturing and administrative efficiencies.

Vahe A. Sarkissian, FEI's Chairman, President and Chief Executive Officer, will become Chairman of the Board and Chief Strategy Officer of Veeco FEI; Edward H. Braun, Veeco's Chairman, President and Chief Executive Officer, will remain Chief Executive Officer and President. Veeco FEI's Board of Directors will have 13 members, seven of whom are current members of Veeco's Board (including Mr. Braun), five of whom are current members of FEI's Board (including Mr. Sarkissian), and one of whom will be designated by Philips Business Electronics International B.V., a significant stockholder of FEI. John F. Rein, Jr., Veeco's Executive Vice President and Chief Financial Officer will retain his position as CFO of the combined company.

Veeco FEI's corporate headquarters will be located in Woodbury, NY, the current Veeco headquarters, and FEI's current headquarters in Hillsboro, Oregon will remain a significant facility for Veeco FEI as a center of research and development and manufacturing. Veeco FEI will have approximately 2,900 employees at its key facilities in North America, Europe, Japan and the Asia-Pacific region.

In discussing the planned merger, Mr. Sarkissian said, "We believe this merger has compelling strategic value. Together, we join the ranks of top tier companies with the critical mass to create more value for our customers and stockholders. We intend to leverage our enriched technology portfolio to accelerate growth by delivering broader product offerings to our customers and building new markets. Additionally, our combined channels should also enhance growth opportunities and achieve new operating efficiencies. The new Veeco FEI will be far better

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VEECO FEI MERGER AGREEMENT
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positioned to capitalize on the economic upturn, with a combined management team that has a proven track record of building companies with strong revenue and profit growth."

Mr. Braun commented: "The combination of Veeco and FEI creates a leading metrology and process equipment company, providing solutions for growth opportunities in semiconductor, data storage, telecom/wireless and scientific research markets. Based on combined 2001 sales of $825 million, together we become the sixth largest U.S. semiconductor equipment company and the third largest U.S. supplier of metrology equipment. We believe that FEI is an excellent partner for Veeco, with leadership in complementary technology products, a track record of profitability, a solid balance sheet, and a strong management team. The merger should benefit our customers through an enhanced Veeco FEI technology portfolio, a stronger research and development effort and improved global support."

Each company expects to meet guidance provided for the second quarter of 2002. Veeco's previous guidance for the second quarter of 2002 was: revenues of between $75-80 million, bookings greater than $70 million, and pro-forma earnings per share approximating break-even (excluding amortization expense). FEI's previous guidance for the second quarter of 2002 was: revenues of approximately $80 million, bookings of approximately $75 million and cash earnings per share of approximately $0.15. Veeco and FEI are currently expected to report their second quarter results separately on July 29th.


INVESTOR CONFERENCE CALL

The Chief Executive Officers of Veeco and FEI will host a conference call at 10:00 am EDT (7:00 am PDT) today, Friday, July 12th to discuss the merger. Investors and other interested parties may listen to the call live by calling 800-314-7867(domestic/toll-free) or 719-867-0640 (international callers) or through an audio web cast at either WWW.VEECO.COM or WWW.FEICO.COM. An audio replay of the call will be available at 888-203-1112 or 719-457-0820 (confirmation code 491789) as well as archived for future reference on both websites until July 26th. Additionally, a PowerPoint presentation illustrating the points made on the conference call will be available in the investor relations section of each website.

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VEECO FEI MERGER AGREEMENT
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SEC FILINGS

In connection with their proposed merger, Veeco and FEI will be jointly preparing a proxy statement/registration statement on Form S-4 containing a prospectus relating to the shares to be issued to FEI stockholders and will be filing such joint proxy statement/registration statement on Form S-4 containing a prospectus relating to the shares to be issued to FEI stockholders with the SEC as soon as practicable. Investors and security holders are urged to read this document when it becomes available because it will contain important information about the proposed merger. Investors and security holders may obtain copies of this document, when it has been filed with the SEC, as well as other SEC filings of Veeco and FEI, free of charge from the SEC's website at WWW.SEC.GOV as well as from the applicable company by directing a request to Investor Relations for Veeco, at (516) 677-0200, Ext. 1403 and to Investor Relations for FEI, at (503) 640-7500 Ext. 7527.

Veeco and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the Veeco and FEI stockholders with respect to the Veeco/FEI transaction. Information regarding such individuals is included in Veeco's proxy statement dated April 9, 2002 relating to its 2002 annual meeting of stockholders, available free of charge from the SEC and Veeco as indicated above.

FEI and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the FEI and Veeco stockholders with respect to the Veeco/FEI transaction. Information regarding such individuals is included in FEI's proxy statement dated April 17, 2002 relating to its 2002 annual meeting of stockholders, available free of charge from the SEC and FEI as indicated above.

Veeco and FEI will each be filing with the SEC, within a few days, current reports on Form 8-K containing the full text of their merger agreement. These filings will be available free of charge from the SEC and the applicable company as identified above.


ABOUT VEECO

Veeco, with 2001 revenues of $449 million, is a worldwide leader in process equipment and metrology tools for the telecommunications/ wireless, data storage, semiconductor and research

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VEECO FEI MERGER AGREEMENT
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markets. Manufacturing and engineering facilities are located in New York,
California, Colorado, Arizona and Minnesota. Global sales and service offices are located throughout the United States, Europe, Japan and Asia Pacific. Additional information on Veeco can be found at www.veeco.com.


ABOUT FEI

FEI, with 2001 revenues of $376 million, is the 3D innovator and leading supplier of Structural Process Management(TM) solutions to semiconductor, data storage, structural biology and industrial companies. FEI's industry leading Dual-Beam(TM) and single column focused ion and electron beam products allow advanced three-dimensional metrology, device editing, trimming, and structural analysis for management of sub-micron structures. Headquartered in Hillsboro, Oregon, FEI has additional development and manufacturing operations located in Peabody, Massachusetts; Sunnyvale, California; Eindhoven, The Netherlands; and Brno, Czech Republic. Additional information on FEI can be found at WWW.FEICO.COM.

SAFE HARBOR STATEMENT

Statements in this news release that are not historical fact and that relate to future plans or events are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements about prospects for future growth, the success of the proposed merger, product revenues, market acceptance of technology and improved economic conditions. These statements are subject to risks and uncertainties. Factors that could materially affect the companies' outlook include, but are not limited to, the companies' ability to successfully consummate the merger and to achieve the anticipated benefits of the merger, downturns in the semiconductor manufacturing market, lower than expected customer orders, cancellation of customer orders, increased competition and new product offerings from competitors, failure of the company to introduce products as planned, failure of the company's products and technology to find acceptance with customers, as well as business conditions and growth in the electronics industry and general economy, both domestic and foreign. Additional factors that could materially decrease revenues prospects and market acceptance internationally include fluctuations in interest and exchange rates (including changes in relevant foreign currency exchange rates between time of sale and time of payment) and changes in trade policies and tariff regulations. Moreover, there is no certainty that economic conditions will improve in the near future. These and other factors that could cause actual results to differ materially from the forward-looking statements are included in the companies' filings with the Securities and Exchange Commission.


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